FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date October 3, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

UNAUDITED INTERIM

FINANCIAL STATEMENTS

3rd Quarter Reports

June 30, 2006

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

CNQ Listing: CDGI

www.cdginvestments.ca

Phone: (403) 233-7898

Fax:  (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2006 nor the unaudited interim statements of operations and cash flows for the three and nine month periods ended June 30, 2006 and June 30, 2005.

CDG INVESTMENTS INC.
BALANCE SHEETS
(Unaudited - prepared by management)
			June 30, 2006	September 30, 2005

		ASSETS
CURRENT
Cash and cash equivalents			$1,985,780	$3,704,632
Accounts receivable			1,020	7,426
Due from related parties Note 4			153	43,321
Prepaids and deposits			44,500	54,853
			2,031,453	3,810,232
INVESTMENTS, at fair value Note 2			38,500	-
INVESTMENTS, at equity value Note 2			-	3,340,634
INVESTMENTS, at cost Note 2			-	69,030
			$2,069,953	$7,219,896

		LIABILITIES

CURRENT
Accounts payable and accrued liabilities			$303,945	$309,238
Due to related parties Note 4			-	3,085
			303,945	312,323

		SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 3
Authorized
Unlimited number of shares without nominal or par value
Issued
40,959,855 common shares (Sept. 30, 2005 - 34,753,172)			29,544,273	43,119,885

CONTRIBUTED SURPLUS Note 3			320,194	476,594

DEFICIT			(28,098,459)	(36,688,906)
			1,766,008	6,907,573
			$2,069,953	$7,219,896

See accompanying notes to the financial statements.

Approved by the Board:

"Robert Ingram"	Director		"Gregory Smith"	Director

CDG INVESTMENTS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30,		Nine months ended June 30,
REVENUE	2006	2005	2006	2005
Gain on disposal of investments	$9,023,346	$28,964	$9,136,081	$1,324,415
Change in unrealized appreciation of investments	(11,303,805)	-	22,311	-
Interest income	29,136	6,961	83,285	14,196
	(2,251,323)	35,925	9,241,677	1,338,611

EXPENSES AND OTHER
General and administrative Note 5	166,231	95,605	461,674	292,340
Debenture interest	-	-	-	12,308
Equity in loss of investees	-	169,207	26,800	565,754
	166,231	264,812	488,474	870,402

	(2,417,554)	(228,887)	8,753,203	468,209
OTHER INCOME
Gain on dilution of equity investments	-	1,379,533	-	1,950,339
Gain on sale of royalty interest Note 6	130,000	-	130,000	-
Gain on disposition of interest in Waddy Lake
Resources Inc. Note 7	400,800	200,000	400,800	200,000
NET EARNINGS (LOSS)	(1,886,754)	1,350,646	9,284,003	2,618,548
DEFICIT, beginning of period	(26,211,705)	(39,114,394)	(36,688,906)	(40,382,296)
Dividends Note 5	-	-	(693,556)	-
DEFICIT, end of period	$(28,098,459)	$(37,763,748)	$(28,098,459)	$(37,763,748)

EARNINGS (LOSS) PER SHARE
Basic	$(0.05)	$0.04	$0.24	$0.08
Diluted	$(0.05)	$0.04	$0.23	$0.07

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,860,404	34,753,172	39,763,801	32,854,386
Diluted Note 8	40,860,404	37,943,343	40,365,590	35,372,634

	See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended June 30,		Nine months ended June 30,
	2006	2005	2006	2005
Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest income received	$29,135	$6,961	$83,285	$14,196
Debenture interest paid	-	-	-	(6,872)
Cash operating expenses	(143,077)	(130,967)	(410,123)	(216,676)
	(113,942)	(124,006)	(326,838)	(209,352)
INVESTING ACTIVITIES
Cash proceeds on sale of investments	401,115	63,735	608,586	1,849,389
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 7	400,800	200,000	400,800	200,000
Cash proceeds on sale of royalty
interest Note 6	130,000	-	130,000	-
Purchase of investments	-	(500,000)	-	(693,440)
	931,915	(236,265)	1,139,386	1,355,949
FINANCING ACTIVITIES
Options and warrants exercised	57,750	-	740,141	121,000
Cash return of capital	(2,867,190)	-	(2,867,190)	-
Cash dividends	-	-	(404,351)	-
	(2,809,440)	-	(2,531,400)	121,000

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(1,991,467)	(360,271)	(1,718,852)	1,267,597

CASH AND CASH EQUIVALENTS:
Beginning of period	3,977,247	1,809,109	3,704,632	181,241
End of period	$1,985,780	$1,448,838	$1,985,780	$1,448,838

Supplemental information: Income taxes and interest cash payments

The Company did not expend cash on income taxes during the periods ended June 30, 2006 and June 30, 2005.

Cash interest payments during the nine months ended June 30, 2005, which related to debentures, are disclosed above.

Non-cash transactions

During the nine months ended June 30, 2006 the Company distributed 5,204,329 of its shares in Manson Creek

Resources Ltd. and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend.

The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,205. (Note 5)

During the nine and three month periods ended June 30, 2006 the Company distributed 13,652,898 of its shares of Tyler

Resources Inc. to shareholders as a return of capital.  The value assigned to this non-cash distribution equated to the carrying value of the shares on the distribution date of $11,604,963. (Note 5)

During the nine months ended June 30, 2005 the debenture holders converted their debentures with a principal amount of $550,000 into 5,499,091 common shares and 5,499,091 warrants of the Company for no cash consideration.

Stock option compensation in the amount of $64,000, included in general and administrative expenses during the nine month period ended June 30, 2005, is a non-cash transaction.
See accompanying notes to the financial statements.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2006

(Unaudited – prepared by management)

1.

Basis of Presentation

These unaudited interim financial statements, which have not been reviewed by the Company’s auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2005 except as discussed below.

Effective November 30, 2005, the Company distributed significantly all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to Company shareholders by way of a dividend.  Immediately prior to the distribution, the Company had greater than a 20% interest in the voting shares of these companies and exercised significant influence over their operating decisions.  Effective November 30, 2005, the Company ceased to equity-account for these investments.  At September 30, 2005, the Company also had a 16% interest in the common shares of Tyler Resources Inc., (Tyler).  The interest was less than that generally considered indicative of significant influence.  However, as a result of the two companies sharing the same Chief Executive Officer, the Company was able to exercise significant influence over the operating decisions of Tyler.  Effective November 18, 2005, the Chief Executive Officer of the Company resigned as Chief Executive Officer of Tyler Resources Inc.  This severed the link of operational influence and consequently, effective November 18, 2005, the Company ceased to equity-account for this investment.

Concurrent with the Company relinquishing significant influence over Northern Abitibi, Manson Creek and Tyler, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company has carried its investments at fair value as at the June 30, 2006 balance sheet date and the unrealized appreciation of these investments has been included in earnings for the three and nine month periods then ended.

2.

Investments

Investments carried at fair value:

June 30, 2006
Investment	Number of Shares	Cost	Fair Value (Carrying Value)
Tyler Resources Inc.	74,054	$16,189	$38,500

Significantly influenced investments carried at equity value:

September 30, 2005
Investment	Number of Shares	Fair Value	Equity Value (Carrying Value)
Tyler Resources Inc.	14,146,952	$ 19,664,000	$ 3,009,757
Northern Abitibi Mining Corp.	7,995,426	640,000	130,343
Manson Creek Resources Ltd.	5,899,048	855,000	200,534
		$ 21,159,000	$ 3,340,634

Portfolio investment carried at cost:

September 30, 2005
Investment	Number of Shares	Fair Value	Cost (Carrying Value)
Golden Band Resources Inc.	393,397	$ 126,000	$ 69,030

Fair values were calculated using the closing price at June 30, 2006, or September 30, 2005 as the case may be, as reported by the principal securities exchange on which the issue was traded.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2006

 (Unaudited – prepared by management)

3.

Capital Stock and Contributed Surplus

Issued:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, September 30, 2005	34,753,172	$43,119,885	$ 476,594
Capital Stock Cancelled	(67,408)	(83,600)	83,600
Issued upon exercise of warrants	4,999,091	839,891	(240,000)
Issued upon exercise of options	1,275,000	140,250	-
Reduction of capital pursuant to return of capital distribution (note 5)	-	(14,472,153)	-
Balance, June 30, 2006	40,959,855	$29,544,273	$ 320,194

During the nine months ended June 30, 2006, the Company cancelled 67,408 common shares for no consideration.  These shares related to a previous reorganization when the Company acquired all of the shares of Waddy Lake Resources Inc. and issued the Company’s shares to the Waddy Lake shareholders as consideration.  Certain Waddy Lake shareholders had not exchanged their Waddy Lake shares for 67,408 of the Company’s shares, therefore these shares were set aside.  Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years.  The ten year period expired and the shares were cancelled.

All of the warrants that had been outstanding at September 30, 2005 that related to the fiscal 2005 conversion of debentures, were exercised at $0.12 per share for total cash consideration of $599,891 during the nine months ended June 30, 2006.  The $240,000 value of the warrants that was determined on the debenture conversion date, plus the cash consideration of $599,891 is reflected as an increase to capital stock.

Stock options and warrants:

Warrants

Details of share purchase warrants outstanding at September 30, 2005 and June 30, 2006 as well as share purchase warrant transactions during the nine months ended June 30, 2006 are summarized below:

Exercise Price	$0.65	$0.12	$0.12
Expiry	March 14, 2006	December 16, 2006	December 21, 2006
	Number of shares	Number of shares	Number of shares
Balance outstanding September 30, 2005	3,000,000	4,990,000	9,091
Exercised	-	(4,990,000)	(9,091)
Increase in shares issuable upon exercise of warrants	330,000	-	-
Expired	(3,330,000)	-	-
Balance June 30, 2006	-	-	-

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred during the nine months ended June 30, 2006:

	Number of Shares	Average Exercise Price
Balance September 30, 2005	1,475,000	$0.14
Exercised	(1,275,000)	$0.11
Balance June 30, 2006	200,000	$0.33

The following summarizes options outstanding at June 30, 2006, all of which vested immediately upon granting:

Expiry	Number of Shares		Exercise Price
February 27, 2008	100,000		$0.33
July 19, 2006	100,000	*	$0.33
	200,000

*  Expired subsequent to June 30, 2006.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2006

 (Unaudited – prepared by management)

4.

Related Party Transactions

During the nine months ended June 30, 2006 the Company charged $71,000, (2005 - $80,000), to companies related by virtue of certain common officers and/or directors for their share of common administrative and secretarial costs.  Related party receivables relate primarily to any unpaid portions at the respective period-ends plus goods and services taxes thereon.  During the nine months ended June 30, 2006, the Company was billed $7,100, (2005 - $9,000), for its share of base office lease costs and $11,400, (2005 - $12,000), for its share of lease operating and administrative costs by a company related by virtue of a common officer.  The final three months’ rent of $6,200 that had been paid as a deposit at lease inception was also expensed in the period due to the Company negotiating the termination of its lease effective June 1, 2006.  Billings for the consulting services provided by a former officer and director’s controlled company aggregated $27,000 during the nine months ended June 30, 2006, (2005 - $32,000).  Pursuant to the termination of the officer’s consulting contract, a termination fee of $12,400 was also paid during the nine months ended June 30, 2006.  The related party payables at the respective period ends related to unpaid consulting charges.   These related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

5.

Corporate Reorganization

At the Annual and Special Meeting of Shareholders held during the nine months ended June 30, 2006, the Company received shareholder approval for the reorganization of its business.  In anticipation of, and pursuant to the reorganization, the Company distributed the majority of its investments to the Company’s shareholders and distributed cash amounts both by way of dividends and return of capital as follows:

Dividends	Number of shares	Amount
In Kind:
Manson Creek Resources Ltd. common shares	5,204,329	$ 171,984
Northern Abitibi Mining Corp. common shares	7,286,300	117,221
Cash		404,351
Total dividends		$ 693,556

Return of Capital Distribution
In Kind:
Tyler Resources Inc. common shares	13,652,898	$11,604,963
Cash		2,867,190
Total return of capital distribution		$14,472,153

Dividends

During the nine months ended June 30, 2006, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to Company shareholders by way of a dividend.  Since the share dividend represented a spin-off or restructuring, it was valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date.  In addition to this share dividend valued at $289,205, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,351.  The cash and share dividends were payable to shareholders of record on November 16, 2005.

Return of capital distribution

During the nine months ended June 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources and $2,867,190 in cash as a return of capital.  One share of Tyler for each three CDG common shares and $0.07 per CDG common share were distributed to shareholders of record on April 28, 2006.  Since the distribution represented a spin-off or restructuring, it was valued at the carrying value of the Tyler Resources investment on the distribution date, which was the fair value of the investment at that time.

Costs aggregating $128,000 that related to the dividends and distributions are included in general and administrative expenses in the statement of operations for the nine month period ended June 30, 2006.

6.

Sale of Royalty

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser should commence to process ore at this location.  Pursuant to the sale agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000.  To date the purchaser has not processed ore at the mill and it is uncertain when or if it will.  During the nine months ended June 30, 2006, the purchaser acquired the royalty from the Company for proceeds of $130,000.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2006

(Unaudited – prepared by management)

7.

Gain on Sale of Interest in Waddy Lake Resources Inc.

A Statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,(“Waddy Lake”), and certain current and past directors and officers of the two companies was settled effective April 30, 2004 by mutual release.  No amount became payable by any of the parties named in the suit.  Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007.  This represents the Company’s only claim to the assets of Waddy Lake.  During fiscal 2004 the Company determined that it would record its future $200,000 installment proceeds on an “as received” basis as a result of uncertainty regarding collection.  During June, 2006, the Company negotiated to receive both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years), in June, 2006.  Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800.  The combined receipt of $400,800 is recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the nine months ended June 30, 2006.  The gain during the comparative period represents the June, 2005 receipt of $200,000.

8.

Earnings per Share

The following adjustments were made in arriving at diluted weighted average number of common shares for the periods ended June 30:

	Three months ended June 30 2006	Three months ended June 30 2005	Nine months ended June 30 2006	Nine months ended June 30 2005
Basic weighted average number of common shares	40,860,404	34,753,172	39,763,801	32,854,386
Effect of dilutive securities:
Stock options	-	690,625	177,953	624,653
Warrants	-	2,499,546	423,836	1,893,595
Diluted weighted average number of common shares	40,860,404	37,943,343	40,365,590	35,372,634

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding in-the-money stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Warrants exercisable at $0.65 per share and options exercisable at $0.33 per share were excluded from the calculation of diluted earnings per share for all periods disclosed above as the exercise prices were greater than the average price of the Company’s shares during these periods.  During each of the three month periods ended March 31, 2006, June 30, 2006 and December 31, 2004, the Company experienced a loss therefore no dilution resulted in the respective periods.

9.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current period.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2006 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is July 24, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business has consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during November, 2005, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to shareholders by way of a dividend in kind.  In addition, a cash dividend aggregating $404,000 was paid.

In April, 2006, the Company received shareholder approval to distribute substantially all of the Company’s investment in Tyler Resources Inc., (Tyler), to Company shareholders along with cash that would not be required to pay outstanding liabilities, finance future business opportunities and pay future operational costs.

In May, 2006, the Company completed the distribution of 13,652,898 Tyler shares with a distribution date value of $11,604,963 and $2,867,190 cash, collectively characterized as a return of capital.

After investment distributions to shareholders and sales in the open market, the Company’s only remaining investment consists of 74,054 Tyler shares that will be sold by the Company as expeditiously as possible.

Management has evaluated numerous possible business acquisitions with which the Company can move forward and is continuing to do so.

2)

Operating Results

Nine month comparative

The Company had net earnings of $9,284,003 in the nine months ended June 30, 2006, ($2,618,548 during the nine months ended June 30, 2005).  The categories comprising net earnings are as follows:

	Nine months ended June 30,
	2006	2005
Gain on disposal of investments	$ 9,136,081	$ 1,324,415	a
Change in unrealized appreciation of investments	22,311	-	b
Interest income	83,285	14,196	c
General and administrative expenses	(461,674)	(292,340)	d
Equity in loss of investees	(26,800)	(565,754)	e
Gain on dilution of equity investments	-	1,950,339	f
Gain on disposition of interest in Waddy Lake Resources	400,800	200,000	g
Gain on sale of royalty interest	130,000	-	h
Debenture interest	-	(12,308)	i
Net earnings	$ 9,284,003	$ 2,618,548

a.

Gain on Disposal of Investments

The realized gain on disposal of investments for the applicable periods is comprised of the following:

Six months ended	June 30, 2006		June 30, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	393,397	$ 46,341	3,306,500	$ 508,330
Manson Creek Resources Ltd.	5,899,048	67,078	500,000	92,385
Northern Abitibi Mining Corp.	7,995,426	26,223	-	-
Tyler Resources Inc.	14,072,898	8,996,439	410,000	633,038
Aloak Corp.	-	-	4,200,000	43,645
RSX Energy Inc.	-	-	90,000	47,017
Total		$ 9,136,081		$ 1,324,415

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

b.

Change in unrealized appreciation of investments

The current period’s income item resulted from the Company adopting the fair value method of accounting for its investments during the nine months ended June 30, 2006.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.  The current period amount pertains to an increment to the fair value of the Company’s last remaining investment, Tyler Resources Inc., to a per share carrying value of $0.52.

c.

Interest Income

The large increase in interest income relates to significantly higher average cash balances during the current period.

d.       General and Administrative expenses

During the current period, the Company incurred approximately $165,000 of costs directly related to the distribution of Manson Creek and Northern Abitibi shares and the cash dividend to shareholders as well as the return of capital distribution of the Tyler shares and cash return of capital distribution.  This was the single biggest contributor to the $169,000 increase in general and administrative expenses.   The prior period general and administrative costs included $64,000 of stock option compensation expense associated with the granting of stock options with no comparative amount for the current period.  The current period included severance payments and contract termination costs aggregating approximately $77,000 that were associated with the severance of all remaining employees and the termination of the former President’s consulting contract.

e.         Equity in Loss of Investees

Until the Company relinquished its significant influence over the operating decisions of the following investees, the Company recorded its share of loss of equity investees and reduced the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Six months Ended:	June 30, 2006	June 30, 2005
Manson Creek Resources Ltd.	$ (5,300)	$(256,378)	i
Northern Abitibi Mining Corp.	(1,700)	(10,295)	ii
Tyler Resources Inc.	(19,800)	(299,081)	iii
Total	$ (26,800)	$(565,754)

i.

Manson Creek wrote-off properties in the prior period, (the Company’s share - $192,000), while there were no such write-offs during 2006.  Further, Manson Creek recorded stock option compensation expense of $130,000 in the comparative period, (the Company’s share - $32,500).  Effective November 30, 2005, the Company ceased to account for Manson Creek on the equity basis, hence the limited share of loss in the current period.

ii.

Effective November 30, 2005, the Company ceased to account for its investment in Northern Abitibi on the equity basis.

iii.

Effective November 18, 2005, the Company ceased to account for its investment in Tyler on the equity basis.  In the comparative period, Tyler had recorded stock option compensation expense of $1.36 million and had significant operating expenses due to stepped up exploration activity, consequently the Company had a significant equity loss in Tyler in the comparative period.

f.       Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the prior period pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp. The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.

Gain on disposition of interest in Waddy Lake Resources Inc.

Refer to note 7 to the financial statements.  The prior period gain represents the receipt of an installment payment pertaining to a settlement agreement.  In the current period, the current year’s installment payment and the discounted value of the 2007 installment payment were both received in addition to a nominal amount for the sale of the Company’s remaining interest in the shares of Waddy Lake.  As all investments and loans receivable from Waddy Lake had been written-off in a prior period, the full amount of the receipts is reflected as a gain.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

h.      Gain on sale of royalty interest

See note 6.  The Company sold a royalty interest that was carried at a nominal value for $130,000 resulting in a gain equal to the proceeds.

i.      Debenture Interest

Debentures were converted into common shares during the period ended December 31, 2004 hence there was no interest expense in the current period.

j.

Income taxes

Although the Company has significant income in the current period, there is no future or current tax provision.  The Company is able to utilize previously unrecognized tax assets pertaining to losses and other tax pools available to the Company.

Three  month comparative

The Company had a net loss of $1,886,754 in the three months ended June 30, 2006, ($1,350,646 Earnings during the three months ended June 30, 2005).  The more significant categories are as follows:

	Three months ended June 30,
	2006	2005
Change in unrealized appreciation of investments	$ (11,303,805)	$ -	a
Gain on disposal of investments	9,023,346	28,964	b
Interest income	29,136	6,961	c
General and administrative expenses	(166,231)	(95,605)	d
Equity in loss of investees	-	(169,207)	e
Gain on dilution of equity investments	-	1,379,533	f
Gain on disposition of interest in Waddy Lake Resources	400,800	200,000	g
Gain on sale of royalty interest	130,000	-	h
Net earnings (loss)	$ (1,886,754)	$ 1,350,646

a.

Change in unrealized appreciation of investments

The current period’s loss item resulted from the Company adopting the fair value method of accounting for its investments during the nine months ended June 30, 2006.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.

When an investment is sold the unrealized appreciation of the investment is reversed and the realized gain/loss is recorded.   The unrealized appreciation in investments booked in prior periods pertained primarily to the Company’s investment in Tyler.  With the disposal of the majority of the Tyler shares during the current three months, this unrealized appreciation was reversed.

b.     Gain on Disposal of Investments

The realized gain on disposal of investments for the applicable periods is comprised of the following:

Three months ended	June 30, 2006		June 30, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	-	$ -	296,000	$ 28,964
Manson Creek Resources Ltd.	271,219	26,907	-	-
Tyler Resources Inc.	14,072,898	8,996,439	-	-
Total		$ 9,023,346		$ 28,964

c.        Interest Income

The large increase in interest income relates to the significantly higher average cash balances during the current period.

d.       General and Administrative expenses

The current period included severance payments and contract termination costs aggregating approximately $77,000 that were associated with the severance of all remaining employees and the termination of the former President’s consulting contract.  This, offset by decreases in certain other expense amounts, accounted for the bulk of the $70,000 increase in general and administrative costs.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

e.         Equity in Loss of Investees

Until the Company relinquished its significant influence over the operating decisions of the following investees, the Company recorded its share of loss of equity investees and reduced the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Three months Ended:	June 30, 2006	June 30, 2005
Manson Creek Resources Ltd.	$ -	$(41,364)
Northern Abitibi Mining Corp.	-	(5,573)
Tyler Resources Inc.	-	(122,270)
Total	$ -	$(169,207)

Effective November 30, 2005, the Company ceased to account for its investments in Manson Creek and Northern Abitibi on the equity basis.  Effective November 18, 2005, the Company ceased to account for its investment in Tyler on the equity basis.

f.       Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the prior period pertained to the Company’s investment in Tyler Resources Inc. The Company’s interest in this company was diluted when Tyler issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to the Tyler exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.

 Gain on disposition of interest in Waddy Lake Resources Inc.

Refer to note 7 to the financial statements.  The prior period gain represents the receipt of an installment payment pertaining to a settlement agreement.  In the current period, the current year’s installment payment and the discounted value of the 2007 installment payment were both received in addition to a nominal amount for the sale of the Company’s remaining interest in the shares of Waddy Lake.  As all investments and loans receivable from Waddy Lake had been written-off in a prior period, the full amount of the receipts is reflected as a gain.

h.      Gain on sale of royalty interest

See note 6.  The Company sold a royalty interest that was carried at a nominal value for $130,000 resulting in a gain equal to the proceeds

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results
Gain on sale of investments	$ 2,583,434	$ 370,669	$ -
Interest revenue	$ 30,690	$ 7,612	$ 7,690
Net Earnings (Loss)	$ 3,693,390	$ 870,364	$ (804,667)
Basic earnings (loss) per share	$ 0.11	$ 0.03	$(0.03)
Diluted earnings (loss) per share	$ 0.10	$ 0.03	$(0.03)
Financial Position
Working capital	$ 3,497,909	$ 158,699	$ 77,761
Total assets	$ 7,219,896	$ 3,218,828	$ 3,587,293
Share Capital	$ 43,119,885	$ 42,644,074	$ 42,644,074
Equity component of convertible debentures	$ -	$ 72,000	$ 72,000
Contributed Surplus	$ 476,594	$ 172,594	$ 172,594
Deficit	$ (36,688,906)	$ (40,382,296)	$(41,252,660)

The sale of investments commencing in 2004, was the single largest contributor to the variance in earnings, assets and working capital among the years.  The Company experienced significant appreciation in its investment portfolios and began to realize this appreciation through sales in the market.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2006	Mar. 31 2006	Dec31 2005	Sept.30 2005	June 30 2005	Mar.31 2005	Dec.31 2004	Sept.30 2004
Interest income(note)	$ 29,136	$ 31,883	$ 22,266	$ 16,493	$ 6,961	$ 6,189	$ 1,047	$ 797
Change in unrealized appreciation of investments	(11,303,805)	(21,060)	11,347,176	-	-	-	-	-
Gain on disposal of investments	9,023,346	26,853	85,882	1,259,019	28,964	1,128,258	167,193	38,891
Net earnings (loss) before the undernoted	(2,417,554)	(90,387)	11,261,144	1,021,370	(228,887)	821,921	(124,825)	(130,344)
Gain on dilution of equity investments	-	-	-	53,472	1,379,533	488,508	82,298	-
Mineral exploration business related items	530,800	-	-	-	200,000	-	-	(1,859)
Net Earnings (Loss)	(1,886,754)	(90,387)	11,261,144	1,074,842	1,350,646	1,310,429	(42,527)	(132,203)
Basic Earnings (Loss) per share	(0.05)	0.00	$0.30	$0.03	$0.04	$0.04	$ 0.00	$ 0.00
Diluted Earnings (Loss) per share	(0.05)	0.00	$0.29	$0.03	$0.04	$0.03	$ 0.00	$ 0.00

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  Gains, losses and expenses relating to the mineral assets that were sold are disclosed separately above as “mineral exploration business” to assist in comparisons.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above.  Further, during the nine months ended June 30, 2006, the Company became eligible to use fair value accounting for its investments.  This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005 and a significant change in unrealized gain/ loss in the quarter ended June 30, 2006.  Investors should review the management discussion and analysis for the periods above for further details, all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2006 was $1,728,000, (September 30, 2005 - $3,498,000).

The sale of investments contributed $609,000 cash to the Company.  The investments sold during the nine months ended June 30, 2006 are summarized under 2) Operating Results above. Cash operating expenses exceeded interest income by $327,000 in the current nine month period.  During the nine months ended June 30, 2006,  4,999,091 warrants were exercised for cash proceeds of $600,000.  Further, 1,275,000 stock options were exercised for net proceeds of $140,000.  The Company expended $404,000 on cash dividends and $2,867,000 cash as a return of capital during the nine months ended June 30, 2006.

The Company received $130,000 as proceeds for the sale of a royalty interest, (note 6), and $401,000 pursuant to a settlement agreement, (note7).

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2006:

i)  The Company paid or accrued $18,000 to a corporation related by virtue of a common officer for rent of shared office space, lease operating and miscellaneous costs, (2005 - $21,000).

ii)  The Company paid or accrued $27,000 for consulting fees charged by the former CEO/President’s company on an hourly or per diem basis for administrative services provided during his tenure, (2005 - $32,000).  Further, the officer was paid $12,000 as a fee for terminating his contract.

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $71,000 for allocated office and secretarial expenses, (2005 - $80,000).

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

7)

Contractual Obligations

The Company was party to a sublease agreement for office space whereby it was committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs.  Effective June 1, 2006, the Company’s sublease was terminated as fully-paid, pursuant to payment of all rents due to that date and the forfeiture of its final three months rent prepayment of $6,200.

8)

Capital Stock and Contributed Surplus

a)    Issued

Refer to note 3 to the financial statements.  There was no change to issued and outstanding capital stock, nor to contributed surplus during the period from June 30, 2006 to July 24, 2006.

b)   Stock options and warrants

Warrants

There were no warrants outstanding at June 30, 2006 and none have been issued since then.

Options

No options have been granted or exercised during the period from June 30, 2006 to July 24, 2006.  Options to acquire 100,000 common shares at $0.33 per share expired July 19, 2006 as a result of the resignation of the director to whom the options had been issued.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/President and Director             Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                               Barbara O’Neill, Corporate Secretary

Kerry Brown, Director and Chairman of the Board

Messrs. Brown, Fairburn and Ingram are members of the Audit Committee.

10)

Management Remuneration

Mr. Devonshire was Chief Executive Officer/President during the period from October 1, 2005 until he was replaced by Mr. Ingram effective May 19, 2006.  At this time Mr. Devonshire was paid $12,400 as a contract termination fee.  Mr. Devonshire billed the Company through his majority-owned company for hours worked during his tenure.  His rate and aggregate billings during the nine months ended June 30, 2006, excluding the aforementioned termination payment, were as follows:

Officer and position	Rate	Billing for the nine months ended June 30, 2006
Mr. Devonshire, CEO/President	$105 per hour	$ 27,000

Ms. O’Neill, Corporate Secretary, was a salaried employee of the Company until her termination in June, 2006.  Her salary for the nine months ended June 30, 2006 was $43,300.  The amount of her salary that pertained to work performed on behalf of related companies was billed to those companies.  The total portion of Ms. O’Neill’s salary that was billed to related companies was $29,100.  Pursuant to Ms. O’Neill’s termination as an employee of CDG, she was paid $55,000 in severance in recognition of her long and meritorious service.  Ms. O’Neill continues to act as corporate secretary and her current employer will bill the Company for the time that she devotes to CDG business.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

10)

Management Remuneration (Continued)

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted to directors during the nine months ended June 30, 2006.  During the nine months ended June 30, 2006 Messrs. Fairburn, Smith, Brown and Ingram each received $2,300 for attendance at meetings and Mr. Fry received $1,800.

11)

New Accounting Policies

Currently adopted

During the nine months ended June 30, 2006, the Company became eligible to account for investments at fair value in accordance with Accounting Guideline, AcG-18. See note 1 to the financial statements.

Prospective

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted. Since the Company is currently contemplating a change in business and will have disposed of its remaining investments, it is uncertain whether this section will apply to the Company in fiscal 2007.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.  See above, “financial instruments.”

12)

Critical Accounting Estimates

The Company uses the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

With the adoption of AcG-18 the Company has commenced to record its investments at fair value.  In accordance with AcG - 18, fair value is defined as, “the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.”  From a practical perspective, the Company has utilized the closing price of the investees’ shares, as reported by the principal securities exchange on which the investee is traded, at or near the period end to calculate fair value.  The ultimate amount realized on the sale of these investments will, in all likelihood, differ from these fair values due to the volatility of the markets and volumes traded.

13)

Outlook

As the Company has disposed of substantially all of its investments, management is actively reviewing possible business acquisitions in other business areas.  Although several have been reviewed to date, none have been judged to be suitable at this point.  As a result, management is continuing to review possibilities.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2006

14)

Risk Factors

The Company has disposed of significantly all of its investment assets.  There is a risk that the Company will be unable to find a suitable new business to carry on within the Company.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

 16)

Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

17)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.